HAYNES AND BOONE, LLP
1300 One American Center, 600 Congress Avenue
Austin, Texas 78701-3285

November 10, 2004	Direct Phone Number: (512) 867-8503 Direct Fax Number: (512) 867-8602 richard.rafferty@haynesboone.com

Via Edgar

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street NW
Washington, DC 20549-0404

Re:	Digital Lifestyles Group, Inc. Form S-1 filed on October 6, 2004 (Commission File no. 333-119573)

Ladies and Gentlemen:

On behalf of Digital Lifestyles Group, Inc. (the “Company”) we are submitting simultaneously herewith the EDGAR filing of Pre-Effective Amendment No. 1 (the “First Amendment”) to Registration Statement on Form S-1 (No. 333-119573) (the “Registration Statement”). The First Amendment incorporates the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated November 4, 2004, as well as certain other changes.

Because the Company is contractually obligated to effect the registration contemplated by the Registration Statement, we currently intend to request acceleration of effectiveness of the Registration Statement as soon as practicable after the Staff advises us that the Staff has no further comments to the Registration Statement. The Company would appreciate any assistance that the Staff can give the Company in assisting the Company’s efforts to complete the registration process by the end of this week. The requisite acceleration request from the Company will be filed with the Commission prior to the requested date of effectiveness.

For your convenience, we have restated the Staff’s comments below, and the Company’s responses are set forth after the Staff’s comments. All capitalized terms used and not defined below shall have the meanings assigned to them in the Registration Statement.

Staff’s Comment:

1.	With the exception of Westech Capital Corporation, it does not appear that any of the legal entities named as selling stockholders are reporting companies. Accordingly, please disclose the individual or individuals who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by such legal entities. See Interpretation I.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

November 10, 2004

Company’s Response:

The Registration Statement has been revised in response to the Staff’s comment. The Selling Stockholders table has been revised to reflect beneficial ownership information, to the extent it has been provided to the Company by the Selling Stockholder in response to the Company’s good-faith efforts to obtain such information. See pages 50 and 51 of the First Amendment.

Staff’s Comment:

2.	We note your statement on page 48 that “one selling securityholder is a registered broker-dealer” and that such broker-dealer is identified in the footnotes to the selling stockholders table. However, it does not appear that a footnote identifying the registered broker-dealer was included. Please revise to identify the registered broker dealer. Additionally, any selling stockholders that are registered broker-dealers other than those who have provided placement agent or investment banking services to the Company, should be named as underwriters with respect to the shares they are offering for resale. Please revise accordingly or advise.

Company’s Response:

The statement on page 48 of the Registration Statement that “one selling securityholder is a registered broker-dealer” was an error and has been deleted from the First Amendment. Based on information provided to the Company by the Selling Stockholders in response to the Company’s good faith efforts to obtain such information, no Selling Stockholders are registered broker-dealers. See page 48 of the First Amendment.

      Staff’s Comment:

3.	We note your statement on page 49 that you may include additional selling stockholders “in supplements to this prospectus.” Please note that you may identify additional selling securityholders only by post-effective amendment. Please revise accordingly.

Company’s Response:

The Company notes that the Registration Statement identifies selling stockholders that hold for resale pursuant to the Registration Statement the entire amount of securities sought to be registered.

Based on a telephone conversation with Tangela Richter of the Staff, the Company understands that the Staff’s comment is based upon the situation in which a registrant registers securities for resale and, at the time of effectiveness of the registration statement, names in the registration statement selling securityholders that hold, with the intent to resell, less than the full amount of the securities so registered. The Company understands that, in such a situation, the Commission’s position is that additional selling securityholders that hold the securities that have not been previously allocated to a named selling securityholder may be identified only by a post-effective amendment, and not by a prospectus supplement.

November 10, 2004

The Company further understands that the Commission will allow the addition of additional selling securityholders via a supplemental prospectus rather than a post-effective amendment in certain circumstances. For example, the Commission allows donees, transferees and pledgees of selling securityholders that have been named in the Registration Statement to be named as additional selling securityholders in a prospectus supplement.

The First Amendment has been revised based on the conversation with Ms. Richter. See page 49 of the Registration Statement.

In addition, the First Amendment also includes a number of technical changes, none of which is viewed by the Company to be material.

Should any Staff members have any questions or comments with regard to this filing, such person should contact the undersigned at (512) 867-8503.

Very truly yours,

/s/Richard Rafferty

Richard D. Rafferty

cc:	J. William Wilson, Digital Lifestyles Group, Inc John R. Hempill, Morrison & Foerster LLP